UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,

SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number: 001-35388

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

PROSPERITY BANCSHARES, INC.

401(K) PROFIT SHARING PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PROSPERITY BANCSHARES, INC.

PROSPERITY BANK PLAZA

4295 SAN FELIPE

HOUSTON, TEXAS 77027

Schedules other than those listed above are omitted because of the absence of the conditions under which they are required.

1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Prosperity Bancshares, Inc. 401(k)

Profit Sharing Plan Committee and Participants

We have audited the accompanying statements of net assets available for benefits of the Prosperity Bancshares, Inc. 401(k) Profit Sharing Plan (the “Plan”) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2014 has been subjected to the audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Melton & Melton, L.L.P.

Houston, Texas

June 29, 2015

PROSPERITY BANCSHARES, INC. 401(k) PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2014 AND 2013

	2014	2013

ASSETS
Investments, at fair value:
Prosperity Bancshares, Inc. common stock	$30,646,521	$30,699,777
Mutual funds	108,710,745	63,594,871
Collective investment trust	12,888,368	8,362,497
Money market funds	16,616,100	17,031,298

	168,861,734	119,688,443

Notes receivable from participants	4,094,649	2,720,697

Participant receivable	—	3,339
Employer receivable	—	1,620

TOTAL ASSETS	172,956,383	122,414,099

LIABILITIES
Other liabilities	1,617	—

TOTAL LIABILITIES	1,617	—

NET ASSETS REFLECTING ALL INVESTMENTS, at fair value	172,954,766	122,414,099

Adjustment from fair value to contract value for interest in collective investment trust relating to fully benefit-responsive investment contract	—	(101,549)

NET ASSETS AVAILABLE FOR BENEFITS	$172,954,766	$122,312,550

The accompanying notes are an integral part of these financial statements.

PROSPERITY BANCSHARES, INC. 401(k) PROFIT SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2014

ADDITIONS

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income (loss):
Net depreciation in fair value of investments	$(5,057,373)
Interest and dividends	8,463,991

3,406,618

Interest income on notes receivable from participants	148,926

Contributions:
Participants’ rollovers	258,295
Participants’ elective deferrals	10,415,882
Employer’s matching	4,820,396

15,494,573

Transfer of plan assets in	51,375,010

TOTAL ADDITIONS	70,425,127

DEDUCTIONS

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants or beneficiaries	19,613,387
Administrative expenses	169,524

TOTAL DEDUCTIONS	19,782,911

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	50,642,216

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	122,312,550

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$172,954,766

The accompanying notes are an integral part of these financial statements.

PROSPERITY BANCSHARES, INC. 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014 AND 2013

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Prosperity Bancshares, Inc. 401(k) Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. The Plan was amended and restated effective December 1, 2014. Significant changes are reflected below.

A.	General

The Plan is a defined contribution plan covering all full-time and part-time employees of Prosperity Bank (the “Bank”), a wholly owned subsidiary of Prosperity Bancshares, Inc., who have completed at least three (3) months of service and are twenty-one (21) years of age or older. An employee’s entry date is the first day of the month coinciding with or next following the date they satisfy the eligibility requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

On November 1, 2013, Prosperity Bancshares, Inc. completed its acquisition of FVNB Corp. and its wholly-owned subsidiary First Victoria National Bank. On April 1, 2014, Prosperity Bancshares, Inc. completed its acquisition of F&M Bancorporation Inc. and its wholly-owned subsidiary The F&M Bank and Trust Company. In conjunction with these transactions, accounts of the acquired employees participating in their previous employer’s qualified plan were merged into the Plan. The total amount of assets transferred on January 1 and May 1, 2014 was $51,375,010.

B.	Contributions

Each year a participant may contribute up to the maximum amount allowable of their total eligible salary on a pre-tax basis. If a participant is age fifty (50) or older, they may elect to defer additional amounts as catch-up contributions. Participants may change their contribution percentage on the first day of each plan quarter or stop contributing at any time. Participants are also permitted to deposit into the Plan distributions from other plans and certain IRAs as rollover contributions.

The Bank, at its discretion, may contribute to the Plan, a matching contribution which is determined annually. In 2014, the Bank matched fifty percent (50%) of the participants’ contributions subject to certain limitations, excluding catch-up contributions, up to fifteen percent (15%) of their eligible compensation on a pay period basis. Effective December 1, 2014, the matching contribution period changed to a plan year basis. The bank may also make a discrepancy profit sharing contribution. No profit sharing contributions were made during 2014.

C.	Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) employer matching contributions and (b) Plan earnings (losses), and is charged with an allocation of administrative expenses. Allocations are based on participant earnings, account balances, or specific participant transactions as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

D.	Vesting

Participants are immediately vested in their contributions plus actual earnings (losses) thereon. Vesting in the employer matching contribution of participant accounts plus actual earnings (losses) thereon is based on years of continuous service. To qualify for a year of service for vesting purposes, the participant must complete one thousand (1,000) hours of service in that calendar year. Participants vest twenty percent (20%) per year after 2 years of service and are one hundred percent (100%) vested after 6 years of service.

PROSPERITY BANCSHARES, INC. 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014 AND 2013

NOTE 1 - DESCRIPTION OF PLAN (CONTINUED)

E.	Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or fifty percent (50%) of their vested account balance. Loan terms generally range from 1 - 5 years, but can be longer if the loan is used to purchase a principal residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with the local prevailing rates at the time of the loan. Effective December 1, 2014, loans will bear interest at 1% over the prime interest rate. Principal and interest are paid ratably through monthly payroll deductions. A participant may have only one outstanding loan at any time.

F.	Payment of Benefits

A participant may receive a lump-sum amount, equal to the vested value of their account, due to a separation of service, death, disability or retirement. The Plan does permit hardship distributions. Hardship withdrawals are governed by Internal Revenue Service (“IRS”) regulations and are permitted to satisfy certain immediate and heavy financial needs. In-service distributions are not permitted; however, distributions from a participant’s rollover account may be made at any time.

G.	Forfeitures

Forfeited balances of terminated participants’ nonvested accounts are used by the Plan for several purposes, such as the payment of Plan administrative expenses or the reduction of employer matching contributions. During the year ended December 31, 2014, $43,450 in forfeitures were used to pay Plan administrative expenses. No forfeitures were used to reduce employer contributions during the year. As of December 31, 2014 and 2013, the forfeitures account had a balance of $527,286 and $175,773, respectively.

H.	Plan Termination

Although it has not expressed any intent to do so, the Bank has the right to terminate the Plan at any time. In the event of Plan termination, participants will become one hundred percent (100%) vested in their accounts. The Bank will direct the distribution of participants’ accounts in a manner permitted by the Plan as soon as practicable.

I.	Investment Options

Upon enrollment in the Plan, a participant may direct their contributions in various investment options totaling one hundred percent (100%). Participants may change their investment options at any time. Employer matching contributions are matched to the funds designated by the participant.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.	Basis of Accounting

The accompanying financial statements and supplemental schedule have been prepared on the accrual basis of accounting in accordance with accounting principals generally accepted in the United States of America (“GAAP”).

PROSPERITY BANCSHARES, INC. 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014 AND 2013

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

B.	Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

C.	Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2014 or 2013. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

D.	Payment of Benefits

Benefits are recorded when paid.

E.	Investment Valuation and Income Recognition

Investments are reported at fair value, which is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements. Valuations of the Plan assets are generally made every business day. Net depreciation in fair value of investments includes realized gains and losses on investments sold during the year and unrealized appreciation (depreciation) of investments held at year-end. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

PROSPERITY BANCSHARES, INC. 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014 AND 2013

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Investment Valuation and Income Recognition (Continued)

The Plan is invested in the Reliance Trust Company Stable Value Fund Collective Investment Trust (“Reliance Investment Trust”), which invests solely in the MetLife Group Annuity Contract (the “Contract”). The Contract is a guaranteed investment contract.

Investment contracts held by defined contribution plans are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of net assets available for benefits present the fair value of the investment contract as well as the adjustment of the fully benefit-responsive investment contract from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

F.	Administrative Expenses

Certain expenses of maintaining the Plan are paid directly by the Bank and are excluded from these financial statements. Fees related to the administration of notes receivable from participants, distributions, and an annual administrative fee are charged directly to the related participant’s account and are included in administrative expenses. Other administrative, trust, audit, and stock transaction fees are paid by the Plan and are also included in administrative expenses. Investment related expenses are included in net depreciation in fair value of investments.

NOTE 3 - FAIR VALUE MEASUREMENTS

The Plan utilizes the provisions of the Financial Accounting Standards Board Account Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, with respect to its investments. ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. ASC 820 establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

•	Level 1 - Quoted prices in active markets for identical assets or liabilities.

•	Level 2 - Inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

•	Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Following is a description of the valuation methodologies used for assets measured at fair value:

Prosperity Bancshares, Inc. Common Stock: Common stock is valued at the closing price reported on the active market on which the individual security is traded.

PROSPERITY BANCSHARES, INC. 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014 AND 2013

NOTE 3 - FAIR VALUE MEASUREMENTS (CONTINUED)

Mutual Funds: Investments in registered investment companies are stated at fair value based upon quoted market prices of the net asset value of shares held by the Plan at year-end.

Collective Investment Trust: The Plan’s investment in the Reliance Investment Trust is valued at the fair value of the Contract as determined by Metropolitan Life Insurance Company (“MetLife”) based on prices of the underlying investments in MetLife separate accounts. MetLife guarantees that the rate will never be less than zero. MetLife’s estimated value of the guarantee is presented as a wrapper. The fair value of the wrapper is determined by the discounted revenue method, being 15 basis points of the guaranteed value over five years discounted by the LIBOR swap curve. If a participating plan terminates participation in the trust, the lesser of the guaranteed (contract) value or the fair value will be received.

Money Market Funds: Money market funds are valued at carrying value, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair values of certain financial instruments could result in different fair value measurements at the reporting date.

The inputs and methodologies used for valuing securities are not an indication of the risk associated with investing in those securities. There have been no changes in the methodologies used at December 31, 2014 or 2013.

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of:

	December 31, 2014
	Level 1	Level 2	Level 3	Total

Prosperity Bancshares, Inc. common stock	$30,646,521	$—	$—	$30,646,521
Mutual funds
Foreign Large Blend	10,290,621			10,290,621
Intermediate-Term Bond	10,154,606			10,154,606
Large Blend	15,512,136			15,512,136
Large Growth	17,608,572			17,608,572
Large Value	7,405,975			7,405,975
Mid-Cap Blend	7,086,340			7,086,340
Mid Growth	4,255,003			4,255,003
Moderate Allocation	8,632,440			8,632,440
Short-Term Bond	2,012,531			2,012,531
Small Growth	4,969,913			4,969,913
Small Value	3,976,482			3,976,482
World Allocation	3,261,088			3,261,088
World Bond	5,153,000			5,153,000
World Stock	8,392,038			8,392,038
Collective investment trust		12,888,368		12,888,368
Money market funds	16,616,100			16,616,100

TOTAL INVESTMENTS, at fair value	$155,973,366	$12,888,368	$—	$168,861,734

PROSPERITY BANCSHARES, INC. 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014 AND 2013

NOTE 3 - FAIR VALUE MEASUREMENTS (CONTINUED)

	December 31, 2013
	Level 1	Level 2	Level 3	Total

Prosperity Bancshares, Inc. common stock	$30,699,777	$—	$—	$30,699,777
Mutual funds
Foreign Large Blend	4,876,981			4,876,981
Intermediate-Term Bond	5,560,338			5,560,338
Large Blend	9,863,712			9,863,712
Large Growth	10,839,824			10,839,824
Large Value	4,707,755			4,707,755
Mid-Cap Blend	2,663,895			2,663,895
Mid Growth	1,072,836			1,072,836
Moderate Allocation	4,571,332			4,571,332
Short-Term Bond	1,463,651			1,463,651
Small Growth	3,311,827			3,311,827
Small Value	2,528,930			2,528,930
World Allocation	3,073,050			3,073,050
World Bond	1,501,428			1,501,428
World Stock	7,559,312			7,559,312
Collective investment trust		8,362,497		8,362,497
Money market funds	17,031,298			17,031,298

TOTAL INVESTMENTS, at fair value	$111,325,946	$8,362,497	$—	$119,688,443

PROSPERITY BANCSHARES, INC. 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014 AND 2013

NOTE 4 - INVESTMENTS

At December 31, 2014 and 2013, all investments of the Plan were participant-directed. The following presents investments that represent five percent (5%) or more of the Plan’s net assets available for benefits at year-end:

	December 31,
	2014	2013

Prosperity Bank Money Market*	$16,613,535	$17,030,988
Prosperity Bancshares Inc. Common Stock*	30,646,521	30,699,777
Reliance Trust Company Stable Value Fund Collective Investment Trust**	12,888,368	8,362,497
American Europacific Growth Fund R-6	10,290,621	—
PIMCO Total Return Fund Inst.	10,154,606	—

*	Indicates party-in-interest.
**	Includes adjustment to fair value of $0 and $101,549 for interest in collective investment trust relating to fully benefit-responsive investment contract in 2014 and 2013, respectively.

The following table presents the net depreciation (including investments bought, sold and held during the year) in value for each of the Plan’s investment categories for the year ended December 31, 2014:

Mutual funds	$(869,825)
Prosperity Bancshares, Inc. common stock	(4,187,548)

$(5,057,373)

NOTE 5 - CREDIT RISK

The Plan provides for various investment options of stocks, mutual funds, fixed income securities, and other investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the statements of net assets available for benefits and the amounts reported in participant accounts.

NOTE 6 - TAX STATUS

The Plan adopted a prototype nonstandardized profit sharing plan with CODA established by Alliance Benefit Group of Houston Inc. The prototype plan sponsor obtained a favorable opinion letter dated March 31, 2008. According to the prototype plan, the Plan’s assets are qualified pursuant to Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the Plan’s income is exempt from income taxes. Various changes related to the operation of the Plan have been made to the Plan document. The Plan has not requested a determination letter from the IRS, but the Bank believes the Plan qualifies and operates as designed. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

GAAP require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014 and 2013, there are no uncertain positions taken or expected to be taken.

PROSPERITY BANCSHARES, INC. 401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014 AND 2013

NOTE 6 - TAX STATUS (CONTINUED)

The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.

NOTE 7 - PARTY-IN-INTEREST TRANSACTIONS

The Plan allows transactions with certain parties who may perform services or have fiduciary responsibilities to the Plan, including the Bank. Certain Plan investments are shares of various investments that are owned and managed by TD Ameritrade Trust Company (“TDATC”), who has been designated as trustee. No fees were paid to TDATC during 2014. The Plan invests in common stock of Prosperity Bancshares, Inc. and issues loans to participants, which are secured by the balances in the participants’ accounts. These transactions qualify as party-in-interest transactions. There have been no known prohibited transactions with parties-in-interest.

NOTE 8 - RECONCILIATION OF FINANCIAL STATEMENTS TO SCHEDULE H OF FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Schedule H of the Form 5500 as of December 31:

	2014	2013
Net assets available for benefits per the financial statements	$172,954,766	$122,312,550

Add: adjustment to fair value for fully benefit-responsive investment contract	—	101,549

NET ASSETS AVAILABLE FOR BENEFITS PER THE FORM 5500	$172,954,766	$122,414,099

The following is a reconciliation of net increase in net assets available for benefits per the financial statements for the year ended December 31, 2014 to the Form 5500:

Net increase in net assets available for benefits per the financial statements	$50,642,216

Add: change in adjustment to Plan earnings for the fair value of fully benefit-responsive investment contract	(101,549)

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS PER THE FORM 5500	$50,540,667

SUPPLEMENTAL SCHEDULE

PROSPERITY BANCSHARES, INC. 401(k) PROFIT SHARING PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2014

EIN: 74-2331986

Plan No. 001

(a) Party- in- Interest	(b) Identity of Issue or Issuer	(c) Description of Investment	(d) Cost	(e) Current Value

*	Prosperity Bank Money Market	Money Market	**	16,613,535
*	TD Bank USA MMDA	Money Market	**	2,565
*	Prosperity Bancshares Inc. Common Stock	Common Stock	**	30,646,521
	Allianz NFJ Small-Cap Value Fund Inst.	Mutual Fund	**	1,493,664
	American AMCAP Fund R-6	Mutual Fund	**	4,936,820
	American Balanced Fund R-6	Mutual Fund	**	8,632,440
	American Beacon Small Cap Value Inst.	Mutual Fund	**	2,482,818
	American Capital Income Builder R-6	Mutual Fund	**	3,261,088
	American Capital World Growth & Income R-6	Mutual Fund	**	5,312,727
	American EuroPacific Growth Fund R-6	Mutual Fund	**	10,290,621
	American Fundamental Investors R-6	Mutual Fund	**	7,444,354
	American Growth Fund of America R-6	Mutual Fund	**	7,208,489
	American Income Fund of America R-6	Mutual Fund	**	3,105,619
	American Intermediate Bond Fund of America R-6	Mutual Fund	**	2,012,531
	American Investment Company of America R-6	Mutual Fund	**	4,962,163
	American Mutual Fund R-6	Mutual Fund	**	4,469,779
	American Funds New Perspective R-6	Mutual Fund	**	3,079,311
	American Washington Mutual Invs R-6	Mutual Fund	**	2,936,196
	Calvert Equity Portfolio Fund I	Mutual Fund	**	902,528
	Columbia Mid Cap Index Fund R5	Mutual Fund	**	7,086,340
	Franklin/Templeton Global Bond R-6	Mutual Fund	**	5,153,000
	Neuberger Berman Real Estate Fund Inst.	Mutual Fund	**	4,255,003
	Oppenheimer Developing Markets Fund I	Mutual Fund	**	4,560,735
	PIMCO Total Return Fund Inst.	Mutual Fund	**	10,154,606
	Sentinel Small Company Fund I	Mutual Fund	**	4,969,913
	Reliance Trust Company Stable Value Fund Collective Investment Trust	Collective Investment	**	12,888,368

				168,861,734
*	Participant Loans	Interest rate range: 3.25% to 5.75% with varying maturity dates	0	4,094,649

				$172,956,383

*	A party-in-interest defined by ERISA.
**	Cost information is omitted, as these accounts are participant directed.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Prosperity Bancshares, Inc. 401(k) Profit Sharing Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

June 29, 2015	Prosperity Bancshares, Inc. 401(k) Profit Sharing Plan

/s/ Michael Harris
Michael Harris
Executive Vice President and Cashier, Prosperity Bank

INDEX TO EXHIBITS

Exhibit No.	Description

23.1	Consent of Melton & Melton, L.L.P., Independent Registered Public Accounting Firm